UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 11, 2024 (March 10, 2024)

Investcorp Europe Acquisition Corp I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41161	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Century Yard, Cricket Square
Elgin Avenue
P.O. Box 1111, George Town
Grand Cayman, Cayman Islands	KY1-1102
(Address of principal executive offices)	(Zip Code)

+1 (345) 949-5122

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	IVCBU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	IVCB	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	IVCBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Second Amendment to Business Combination Agreement

As previously disclosed by Investcorp Europe Acquisition Corp I, a Cayman Islands exempted company incorporated with limited liability (the “Company”), under Item 1.01 of its Current Report on Form 8-K filed on April 26, 2023, the Company entered into a business combination agreement, dated April 25, 2023 (the “Original Business Combination Agreement”), with OpSec Holdings, a Cayman Islands exempted company with limited liability (“Pubco”), Opal Merger Sub I, a Cayman Islands exempted company incorporated with limited liability and wholly-owned subsidiary of Pubco, Opal Merger Sub II, a Cayman Islands exempted company incorporated with limited liability and wholly-owned Subsidiary of Pubco, Orca Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (“OpSec”), Orca Midco Limited, a private limited company incorporated under the Laws of England and Wales (“Orca Midco”), Orca Bidco Limited, a private limited company incorporated under the Laws of England and Wales and a subsidiary of OpSec (“Orca Bidco”), Investcorp Technology Secondary Fund 2018, L.P., a Cayman Islands exempted limited partnership (“ITSF”), and Mill Reef Capital Fund ScS, a limited partnership (société en commandite simple) organized under the laws of Luxembourg (“Mill Reef”, and together with ITSF, the “OpSec Shareholders”), which Original Business Combination Agreement was amended by that certain First Amendment to the Business Combination Agreement, dated as of December 14, 2023 (the “First BCA Amendment”) with Pubco, OpSec and the OpSec Shareholders, which First BCA Amendment was previously disclosed by the Company under Item 1.01 of its Current Report on Form 8-K filed on December 14, 2023. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Business Combination Agreement.

On March 10, 2024, the Company entered into that certain Second Amendment to the Business Combination Agreement (the “Second BCA Amendment” and, the Original Business Combination Agreement, as amended by the First BCA Amendment and the Second BCA Amendment, the “Business Combination Agreement”) with Pubco, OpSec and the OpSec Shareholders. The Second BCA Amendment was unanimously approved by the Company’s board of directors (the “Company Board”) based upon the unanimous recommendation of a special committee of independent directors (the “Special Committee”).

The Second BCA Amendment is being entered into by the Company, Pubco, OpSec and the OpSec Shareholders in connection with, and concurrently with, the execution of a stock purchase agreement (the “Divestiture Agreement”) by Orca Midco and CA-MC Acquisition UK Ltd. (the “Divestiture Buyer”), pursuant to which, among other things, Orca Midco will sell, and the Divestiture Buyer will purchase, all of the issued and outstanding equity securities of Orca Bidco (the “Divestiture”). Prior to the execution of the Divestiture Agreement, OpSec effected a reorganization of its subsidiaries pursuant to which all of the issued and outstanding equity securities of Orca Holding Denmark APS (“Orca Denmark”), the parent entity of Zacco A/S (“Zacco”), became directly owned by Orca Midco (the “Reorganization”). As a result of the Reorganization, the Divestiture will effect a sale to the Divestiture Buyer of only the OpSec business which is conducted through Orca Bidco and its subsidiaries (the “Divested Companies”), with the Zacco business being retained by Orca Midco. The Company is currently evaluating whether it is in the best interests of its shareholders to continue to pursue the transactions contemplated by the Business Combination Agreement (the “Transactions”) after the consummation of the Divesture, as the consummation of the Transactions following the consummation of the Divestiture will result in the Company effecting a business combination with the Zacco business. In connection with the Divestiture Agreement and the Second BCA Amendment, the Company entered into a letter agreement, dated March 10, 2024 (the “Consent”), with Pubco, OpSec, the OpSec Shareholders, and, solely for the purpose of Sections 1, 3 and 4 through 10 of the Consent, Crane NXT, Co., a Delaware corporation (“NXT”), pursuant to which the Company consented to, among other things, OpSec effecting the Reorganization and Orca Midco entering into the Divesture Agreement and consummating the Divestiture. Pursuant to the Consent, the Company also releases, relinquishes and discharges any and all existing or potential claims, causes of action and damages (i) against NXT and its affiliates solely in respect of matters relating to the Divestiture arising or occurring prior to the execution of the Divestiture Agreement, and (ii) if the Divestiture is consummated, against the Divested Companies, solely in respect of matters related to the Reorganization, the Divestiture, the Letter Agreement (as defined in the Consent) and the Business Combination Agreement.

In connection with the Reorganization and the Divestiture, the Second BCA Amendment provides for, among other things, the following amendments to be made to the Business Combination Agreement.

Divestiture Proceeds

If the Divestiture is consummated prior to the Second Merger Closing, then concurrently with the consummation of the Divestiture, Orca Midco shall cause the net proceeds of the Divestiture (the “Divestiture Proceeds”) to be deposited into a third-party escrow account (the “Divestiture Proceeds Escrow Account”) with an escrow agent reasonably acceptable to the Company. Such Divestiture Proceeds shall be held in the Divestiture Proceeds Escrow Account pursuant to an escrow agreement to be entered into by and among Orca Midco, Pubco, the Company and the escrow agent, in form and substance acceptable to the Company (the “Divestiture Proceeds Escrow Agreement”), such escrow agent holding such funds as nominee of and for the benefit of Orca Midco, the Company or Pubco, as applicable, subject always to the terms of the Business Combination Agreement and the Divestiture Proceeds Escrow Agreement. The Divestiture Proceeds shall, and the Divestiture Proceeds Escrow Agreement shall provide that the Divestiture

Proceeds shall, be released from escrow and payable to (a) Pubco upon the Second Merger Closing, (b) the Company upon certain termination events as described further in the section below entitled “Termination” or (c) Orca Midco (i) upon an amount becoming due and payable by Orca Midco in accordance with the terms of the Divestiture Agreement, with such amount being subject to the review and reasonable confirmation of the Company, or (ii) in connection with a Proceeds Advance (as defined below) as described further in the section below entitled “Proceeds Advance”. The Company is a third-party beneficiary of the provisions of the Divestiture Agreement that give effect to the foregoing.

If the funds from the Divestiture Proceeds Escrow Account are released to Pubco, Pubco will use such funds to (a) promptly pay (or cause to be promptly paid) all of the Company’s Expenses, and (b) within 14 days following the Second Merger Closing, to the extent permitted by applicable Law and subject to the determination of the Pubco Board that it is in the best interests of the holders of Pubco Ordinary Shares, make a dividend to all holders of Pubco Ordinary Shares in such amount as determined by the Pubco Board, which such dividend shall be paid in cash or, at the election of the applicable holder of such Pubco Ordinary Shares, in kind in Pubco Ordinary Shares. If declared, such dividend shall not be less than an amount as is necessary to enable ITSF to receive dividends in an amount which is, in the aggregate, equal to amount of any Proceeds Advance. In lieu of a dividend, the Pubco Board may also approve and effect a tender offer, repurchase of shares or other similar process by which the holders of Pubco Ordinary Shares receive the same economic benefit (including as regards the receipt of cash proceeds) as if a dividend had been declared.

Divestiture Transition Matters

Following the date of the Divestiture Agreement and prior to the consummation of the Divestiture, Orca Midco and the Divestiture Buyer shall use commercially reasonable efforts to negotiate and enter into, in form and substance reasonably acceptable to the Company, a transition services agreement in the form appended to the Divestiture Agreement, pursuant to which, among other things, Orca Midco and its Subsidiaries (including the Zacco Companies, but excluding the Divested Companies), on the one hand, and the Divestiture Buyer and the Divested Companies, on the other hand, shall provide certain transitional services to one another from and after the Divestiture Closing on the terms and conditions set forth therein. The Company is a third-party beneficiary of the provisions of the Divestiture Agreement that give effect to the foregoing.

Prior to the consummation of the Divestiture, OpSec shall cause Orca Midco to negotiate and enter into, in form and substance reasonably acceptable to the Company, a transition services agreement, side letter or other agreement with each of Selva Selvaratnam and Beverly Dew pursuant to which, from and after the Divestiture Closing, each of them shall render all such services to Orca Midco and/or the Zacco Companies as shall be reasonably agreed between Orca Midco and each of Selva Selvaratnam and Beverly Dew, including providing support reasonably necessary to complete the Transactions.

Fairness Opinion

Following the execution of the Second BCA Amendment, the Company will use commercially reasonable efforts to obtain from an independent valuation firm a customary opinion that the Exchange Ratio, after giving effect to the consummation of the Divestiture and the consummation of the Transactions, is fair, from a financial point of view, to the Company’s shareholders holding SPAC Class A Shares (other than Sponsor) (the “Fairness Opinion”).

In the event that the Company is unable to obtain the Fairness Opinion, (a) the number of Exchange Shares issuable to the OpSec Shareholders at the Share Contribution Closing and (b) the number of Sponsor’s SPAC Class B Shares subject to the Share Cancellation shall be adjusted, in each case, to reflect an enterprise value (on a debt free, cash free basis) of the Zacco Companies of $160,000,000 (subject to an increase or decrease by up to $16,000,000 to reflect the enterprise value stated in the Fairness Opinion); provided, that (i) any adjustments made pursuant to the foregoing clauses (a) and (b) are made pro rata and only to the extent necessary to enable the independent valuation firm to deliver the Fairness Opinion, and (ii) for the purposes of clause (b), all SPAC Class B Shares shall be treated as fully vested.

Representations and Warranties; Covenants

The Second BCA Amendment adds certain representations and warranties with respect to Zacco and its subsidiaries, including with respect to (a) its material contracts, (b) its ownership of intellectual property, (c) its top customers and suppliers and (d) the sufficiency of the assets of Zacco and its subsidiaries for the operation of the Zacco business. The Second BCA Amendment also requires OpSec to deliver a supplement to their disclosure schedules within 14 days of the execution of the Second BCA Amendment, which supplement will provide additional disclosures regarding the Zacco business.

The Second BCA Amendment also added certain covenants regarding the operation of the Zacco business between the signing of the Second BCA Amendment and the consummation of the Transactions. Additionally, the covenants regarding the operation of OpSec and its subsidiaries have been amended to permit the Divestiture in accordance with the terms and subject to the conditions set forth in the Divestiture Agreement. Furthermore, OpSec will be required to deliver, as soon as reasonably practicable following the execution of the Second BCA Amendment, to Pubco and the Company (a) audited financial statements of the Zacco business for fiscal years 2022 and 2023 and (b) pro forma financial statements of OpSec reflecting the acquisition of the Zacco business and the Divestiture.

The Second BCA Amendment also requires the Company to use commercially reasonable efforts to obtain the approval of the Company’s shareholders to approve an extension of the period of time that the Company is afforded under its organizational documents to consummate a business combination from June 17, 2024 to December 17, 2024. To the extent such extension is approved, December 17, 2024 will automatically become the new the date upon which either the Company or OpSec may terminate the Business Combination Agreement in accordance with the terms thereof in the event that the Transactions have not yet been consummated (the “Outside Date”).

Termination

The Second BCA Amendment adds a new right to terminate the Business Combination Agreement in favor of the Company in the event that (a) the Company is unable to obtain the Fairness Opinion or (b) the Special Committee has determined in good faith, after consultation with its outside legal counsel and other advisors, that the consummation of the Transactions following the consummation of the Divestiture is not in the best interests of the Company and the Company’s shareholders holding SPAC Class A Shares (other than Sponsor) in accordance with the Cayman Companies Act. Such termination right may only be exercised by the Company within the two week period following the consummation of the Divesture (the “Post-Divestiture Termination Period”).

The Second BCA Amendment also requires that certain amounts be paid by OpSec to the Company upon certain terminations of the Business Combination Agreement which amounts must be paid upon the earlier of (a) the consummation of the Divestiture and (b) the Outside Date.

The amounts payable to the Company and the termination events triggering their payment are: (a) upon a termination by the Company or OpSec due to the failure of the Transactions to be consummated by the Outside Date, (i) $30,000,000 if such termination occurs during the Post-Divestiture Termination Period, and (ii) $25,000,000 if such termination occurs at any other time, in each case, so long as the Company is not the cause of such failure; (b) upon a termination by the Company or OpSec due to a governmental order that permanently prohibits the consummation of the Transactions, (i) $30,000,000 if such termination occurs during the Post-Divestiture Termination Period, and (ii) $25,000,000 if such termination occurs at any other time, in each case, so long as the Company is not the cause of such governmental order; (c) upon a termination by the Company due to a material breach of the Business Combination Agreement by OpSec or the OpSec Shareholders, $30,000,000 (or, alternatively, the Company may initiate an action against OpSec and/or the OpSec Shareholders to seek damages); and (d) upon a termination by the Company due to either (i) the inability of the Company to obtain the Fairness Opinion or (ii) a good faith determination by the Special Committee, after consultation with its outside legal counsel and other advisors, that the consummation of the Transactions following the consummation of the Divestiture is not in the best interests of the Company and the Company’s shareholders holding SPAC Class A Shares (other than Sponsor) in accordance with the Cayman Companies Act, $30,000,000. Except for any amounts payable to the Company described in clause (d) above, all termination amounts payable to the Company shall be due and payable when such amounts have been (A) agreed in writing by the Company and OpSec or (B) determined by a court of competent jurisdiction.

Proceeds Advance

In the event that the Divestiture has been consummated and the Transactions have not been consummated by August 26, 2024, Orca Midco shall be provided an advance from the Divestiture Proceeds held in the Divestiture Proceeds Escrow Account (a “Proceeds Advance”) pursuant to a promissory note in form and substance acceptable to the Company in the principal amount of $73,800,000 on the same terms, structure and conditions, including, but not limited to, interest rate, security and guarantees, as ITSF’s current facility (the “Promissory Note”) to enable ITSF to satisfy its obligations under such facility for which payment will have been triggered by the consummation of the Divestiture. Once the Transactions have been consummated, the outstanding balance under the Promissory Note will be set off against any shareholder distributions made by Pubco which would otherwise have been payable to ITSF.

Conversion of Original SPAC Class B Shares

The Second BCA Amendment provides for the conversion of the Original Company Class B Shares into SPAC Class A Shares, which occurred on January 2, 2024.

Copies of the Second BCA Amendment and Consent are filed with this Current Report on Form 8-K as Exhibit 2.1 and Exhibit 2.2, respectively, and are incorporated herein by reference, and the foregoing descriptions of the Second BCA Amendment and the Consent are qualified in their entireties by reference thereto.

Item 7.01.	Regulation FD Disclosure.

On March 11, 2024, the Company issued a press release announcing the execution of the Second BCA Amendment. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference. Notwithstanding the foregoing, information contained on the websites of the Company, OpSec or any of their respective affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report on Form 8-K.

The information set forth in this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or Exchange Act.

Additional Information and Where to Find It

In connection with the Transactions, Pubco has filed with the U.S. Securities and Exchange Commission a registration statement on Form F-4 (Registration No. 333-275706) (the “Registration Statement”), which includes a proxy statement/prospectus and other relevant documents, which will be both the proxy statement to be distributed to the Company’s shareholders in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Pubco to be issued in connection with the business combination. SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTIONS THAT PUBCO AND THE COMPANY WILL FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES TO THE PROPOSED TRANSACTIONS. Shareholders and investors may obtain free copies of the proxy statement/prospectus and other relevant materials and other documents filed by Pubco and the Company at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus and the filings incorporated by reference therein may also be obtained, without charge, on the Company’s website at www.investcorpspac.com or by directing a request to: Investcorp Europe Holdings Acquisition Corporation, Century Yard, Cricket Square, Elgin Avenue, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102, Attention: Chief Executive Officer.

Participants in Solicitation

Each of Pubco, the Company, OpSec and Zacco and their respective directors, executive officers and certain employees, may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed Transactions. Information regarding the Company’s directors and executive officers, Pubco, OpSec, Zacco and the other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, OpSec, Pubco or Zacco, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the Company’s, OpSec’s, Zacco’s or Pubco’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “could”, “should”, “expect”, “intend”, “might”, “will”, “estimate”, “anticipate”, “believe”, “budget”, “forecast”, “intend”, “plan”, “potential”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, OpSec and its management and Zacco and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. None of Pubco, the Company, OpSec or Zacco undertakes any duty to update these forward-looking statements.

Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the proposed Transactions, including the risks that (a) the proposed Transactions or the Divestiture may not be consummated within the anticipated time period, or at all; (b) the Company may fail to obtain stockholder approval of the proposed Transactions; (c) the parties may fail to secure required regulatory approvals under applicable laws; and (d) other conditions to the consummation of the proposed Transactions under the Business Combination Agreement may not be satisfied; (2) the effects that any termination of the Business Combination Agreement may have on the Company, OpSec, Zacco or their respective businesses, including the risks that the Company’s share price may decline significantly if the proposed Transactions are not completed; (3) the risk that Zacco may not be successful as a stand-alone public company; (4) the effects that the announcement or pendency of the proposed Transactions may have on OpSec, Zacco or their respective businesses, including the risks that as a result (a) the Company’s business, operating results or stock price may suffer or (b) Pubco’s, the Company’s, OpSec’s or Zacco’s current plans and operations may be disrupted; (5) the inability to recognize the anticipated benefits of the proposed Transactions; (6) unexpected costs resulting from the proposed Transactions; (7) changes in general economic conditions; (8) regulatory conditions and developments; (9) changes in applicable laws or regulations; (10) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the proposed Transactions and instituted against Pubco, the Company, OpSec, Zacco and others; and (11) other risks and uncertainties indicated from time to time in the registration and proxy statement relating to the proposed Transactions, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC.

The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in the Company’s most recent filings with the SEC and in the Registration Statement. All subsequent written and oral forward-looking statements concerning the Company, OpSec, Zacco or Pubco, the Transactions described herein or other matters attributable to the Company, OpSec, Zacco, Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of the Company, OpSec, Zacco and Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Second Amendment to the Business Combination Agreement, dated as of March 10, 2024, by and among Investcorp Europe Acquisition Corp I, OpSec Holdings, Orca Holdings Limited, Investcorp Technology Secondary Fund 2018, L.P., and Mill Reef Capital Fund SCS.

2.2*	Consent, dated as of March 10, 2024, by and among OpSec Holdings, Orca Holdings Limited, Investcorp Technology Secondary Fund 2018, L.P., Mill Reef Capital Fund SCS, Investcorp Europe Acquisition Corp I, and, for the purposes of certain sections therein, Crane NXT, Co.

99.1	Press Release, dated March 11, 2024

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL

*

Certain of the schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Investcorp Europe Acquisition Corp I

Date: March 11, 2024	By:	/s/ Craig Sinfield-Hain
	Name:	Craig Sinfield-Hain
	Title:	Chief Financial Officer

Exhibit 2.1

SECOND AMENDMENT TO THE BUSINESS COMBINATION AGREEMENT

This Second Amendment to the Business Combination Agreement (this “Amendment” or the “Second Amendment”) is entered into as of March 10, 2024, by and among OpSec Holdings, a Cayman Islands exempted company incorporated with limited liability and having its registered office at Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands (“Pubco”), Orca Holdings Limited, a Cayman Islands exempted company incorporated with limited liability and having its registered office at Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands (the “Company”), Investcorp Technology Secondary Fund 2018, L.P., a Cayman Islands exempted limited partnership (“ITSF”), Mill Reef Capital Fund SCS, a limited partnership (société en commandite simple) organized under the laws of Luxembourg (“Mill Reef”, and together with ITSF, the “Company Shareholders”), and Investcorp Europe Acquisition Corp I, a Cayman Islands exempted company incorporated with limited liability, with registered number 373300 and whose registered office is at Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands (“SPAC”, together with Pubco, the Company and the Company Shareholders, collectively, the “Parties” and individually a “Party”).

RECITALS

WHEREAS, the Parties entered into that certain Business Combination Agreement, dated as of April 25, 2023 (the “Original Business Combination Agreement”), by and among the Parties, Opal Merger Sub I, a Cayman Islands exempted company incorporated with limited liability and having its registered office at Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands, and wholly-owned Subsidiary of Pubco, Opal Merger Sub II, a Cayman Islands exempted company incorporated with limited liability and having its registered office at Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands, and wholly-owned Subsidiary of Pubco, Orca Midco Limited, a private limited company incorporated under the Laws of England and Wales having its registered office at 40 Phoenix Road, Washington, Tyne & Wear, United Kingdom, NE38 0AD (“Orca Midco”), and Orca Bidco Limited, a private limited company incorporated under the Laws of England and Wales and a Subsidiary of the Company (“Orca”), as amended by that certain First Amendment to the Business Combination Agreement, dated as of December 14, 2023 (the “First Amendment” and, the Original Business Combination Agreement, as amended by the First Amendment, the “Business Combination Agreement”);

WHEREAS, capitalized terms used but not defined herein shall have the meanings assigned to them in the Business Combination Agreement;

WHEREAS, concurrently with the execution and delivery of this Amendment, Orca Midco is entering into that certain Stock Purchase Agreement (the “Divestiture Agreement”) with CA-MC Acquisition UK Ltd., a private limited company incorporated under the laws of England and Wales (the “Divestiture Buyer”), pursuant to which Orca Midco has agreed to sell, and the Divestiture Buyer has agreed to purchase, the Equity Securities of Orca (together with, after giving effect to the Pre-Divestiture Reorganization (as defined below), its Subsidiaries, the “Divested Companies”), upon the terms and subject to the conditions set forth in the Divestiture Agreement (the “Divestiture”);

WHEREAS, among other things, the Divestiture Agreement provides for the disbursement of the Purchase Price as contemplated by this Amendment, and SPAC is a third-party beneficiary of the Divestiture Agreement;

WHEREAS, pursuant to Section 14.7 of the Business Combination Agreement, the Business Combination Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Parties; and

WHEREAS, the Parties desire to amend the Business Combination Agreement as set forth below in accordance with Section 14.7 of the Business Combination Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective agreements set forth in this Amendment and intending to be legally bound hereby, the Parties agree as follows:

1. Amendment to Section 3.8. Section 3.8 of the Business Combination Agreement is hereby replaced in its entirety with the following:

“3.8 Reclassification of Original SPAC Class B Share. Immediately after the Second Merger Effective Time, the Original SPAC Class B Share transferred to Pubco under Section 3.7 shall be converted into a SPAC Class A Share in accordance with SPAC’s Organizational Documents.”.

2. Amendment to Article VII. The lead-in to Article VII of the Business Combination Agreement is hereby replaced in its entirety with the following:

“Except as set forth in (a) the disclosure schedules delivered by the Target Companies to SPAC on the date hereof or (b) the supplement thereto delivered by the Target Companies (which for these purposes shall not include the Divested Companies) to SPAC within 14 days of the execution of the Second Amendment (the “Disclosure Schedules Supplement”, and collectively, the “Target Companies Disclosure Schedules”), and subject to the terms, conditions and limitations set forth in this Agreement, the Company, Orca Midco and Orca hereby represent and warrant to the other Parties, as follows:”.

3. Amendment to Section 7.7. The first sentence of Section 7.7 of the Business Combination Agreement is hereby amended by adding the words “, the Divestiture Agreement or the Reorganization Documents” immediately following the words “the negotiation and execution of the Zacco Acquisition Agreement”.

4. Amendments to Section 7.11(a). The following amendments are hereby made to Section 7.11(a) of the Business Combination Agreement:

(a)	The first sentence is hereby replaced in its entirety with the following:

“Section 7.11(a) of the Target Companies Disclosure Schedules sets forth a true, correct and complete list of, and the Company has made available to SPAC (including written summaries of oral Contracts), true, correct and complete copies of, (x) each Contract to which any Target Company is a party or by which any Target Company is bound, in each case, as of the date hereof, and (y) each Contract to which Zacco and any of its Subsidiaries (collectively, the “Zacco Companies”) is a party or by which any Zacco Company is bound, in each case, as of the date of the Second Amendment (each Contract required to be set forth on Section 7.11(a) of the Target Companies Disclosure Schedules, a “Company Material Contract”) that:”.

(b)	Clause (ix) is hereby replaced in its entirety with the following:

“(ix) by its terms, individually or with all related Contracts, calls for aggregate payments to or receipts by (A) the Target Companies (other than the Zacco Companies) under such Contract or Contracts of at least $750,000 per year or (B) the Zacco Companies of at least $500,000 per year;”.

(c)	Clause (x) is hereby replaced in its entirety with the following:

“(x) contains licenses, sublicenses and other agreements or permissions, under which a Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property of a third party, excluding (A) Immaterial Licenses, (B) licenses for Open Source Materials and (C) “shrink wrap,” “click wrap,” and “off the shelf” Software licenses and other agreements for Software (or the provision of Software-enabled services) that is not included in or linked (in a technical sense) to any Company Products or any Company Software and is commercially available to the public generally with license, maintenance, support and other fees of less than (1) with respect to the Target Companies (other than the Zacco Companies), $500,000 per year, or (2) with respect to the Zacco Companies, $350,000 per year (“Material Inbound Licenses”);”.

(d)	Clause (xiv) is hereby replaced in its entirety with the following:

“(xiv) obligates (A) the Target Companies (other than the Zacco Companies) to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $500,000, or (B) the Zacco Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date of the Second Amendment in excess of $350,000;”.

(e)	Clause (xvi) is hereby replaced in its entirety with the following:

“(xvi) obligates (A) the Target Companies (other than the Zacco Companies) to make any capital commitment or expenditure with a remaining outstanding commitment in excess of $500,000, or (B) the Zacco Companies to make any capital commitment or expenditure with a remaining outstanding commitment in excess of $350,000 (including, in each case, pursuant to any joint venture);”.

(f)	Clause (xvii) is hereby replaced in its entirety with the following:

“(xvii) relates to a settlement of any Action entered into within two years prior to (A) the date of this Agreement or under which any Target Company has outstanding obligations in excess of $500,000, or (B) the date of the Second Amendment or under which any Zacco Company has outstanding obligations in excess of $350,000 (other than, in each case, customary confidentiality or non-disparagement obligations);”.

(g)	Clause (xx) is hereby replaced in its entirety with the following:

“(xx) is (A) the Zacco Acquisition Agreement or (B) the Divestiture Agreement and any Contracts related thereto, including, following the execution thereof, the Divestiture Proceeds Escrow Agreement and the Divestiture TSA.”.

5. Amendments to Section 7.12. The following amendments are hereby made to Section 7.12 of the Business Combination Agreement:

(a)	Section 7.12(a) is hereby replaced in its entirety with the following:

“(a) Section 7.12(a)(i) of the Target Companies Disclosure Schedules sets forth, (x) as of the date hereof, a list of all registered and applied for Intellectual Property owned (or purported to be owned) by a Target Company, and (y) as of the date of the Second Amendment, a list of all registered and applied for Intellectual Property owned (or purported to be owned) by a Zacco Company (collectively, “Company Registered IP”), specifying as to each item, as applicable: (i) the title of the item, if applicable, (ii) the owner of the item, (iii) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed, and (iv) the issuance, registration or application numbers and dates. Section 7.12(a)(ii) of the Target Companies Disclosure Schedules sets forth, (A) as of the date hereof, a list of all material unregistered Intellectual Property owned (or purported to be owned) by a Target Company, and (B) as of the date of the Second Amendment, a list of all material unregistered Intellectual Property owned (or purported to be owned) by a Zacco Company. Except as set forth on Section 7.12(a)(ii) of the Target Companies Disclosure Schedules, (1) the Target Companies (other than the Zacco Companies) solely and exclusively own all Company Owned IP that is material to any Target Company (other than a Zacco Company), free and clear of all Liens (other than Permitted Liens), without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Owned IP, except for fees and costs payable to file, apply for, register, patent or maintain Company Registered IP, and (2) the Zacco Companies solely and exclusively own all Company Owned IP that is material to any Zacco Company, free and clear of all Liens (other than Permitted Liens), without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Owned IP, except for fees and costs payable to file, apply for, register, patent or maintain Company Registered IP. All Company Registered IP is subsisting and, to the Knowledge of the Company, valid and enforceable (and there have been no acts or omissions that to the Knowledge of the Company would prejudice the enforcement by the Target Companies, including acquiescence by any Target Company in any unauthorized use by third parties).”.

(b)	Section 7.12(b) is hereby replaced in its entirety with the following:

“(b) (i) The Target Companies either own, or have valid licenses to use, all material Intellectual Property required to carry on the business of the Target Companies in the same manner as carried on it the twelve months prior to this Agreement, and (ii) the Zacco Companies either own, or have valid licenses to use, all material Intellectual Property required to carry on the business of the Zacco Companies in the same manner as carried on it the twelve months prior to the Second Amendment (collectively, the “Business Intellectual Property”) and such ownership and license shall survive unchanged following the consummation of the Transactions (and, solely with respect to such ownership and license by the Zacco Companies, shall survive unchanged following the consummation of the Divestiture Closing); provided, that this Section 7.12(b), shall not constitute a representation regarding non-infringement of Intellectual Property rights of any third party.”.

6. Amendment to Section 7.17. Section 7.17 of the Business Combination Agreement is hereby amended by adding the following as a new third sentence thereof:

“As of the date of the Second Amendment, the assets (including Intellectual Property rights and contractual rights) of the Zacco Companies, taken together, are in all material respects adequate and sufficient for the operation of the business by the Zacco Companies as currently conducted, and from and immediately after the Divestiture Closing, the assets (including Intellectual Property rights and contractual rights) of the Zacco Companies, taken together, will be in all material respects adequate and sufficient for the operation of the business by the Zacco Companies as currently conducted.”.

7. Amendment to Section 7.25. Section 7.25 of the Business Combination Agreement is hereby replaced in its entirety with the following:

“7.25 Customers and Suppliers.

(a) Section 7.25(a) of the Target Companies Disclosure Schedules sets forth (i) as of the date of this Agreement, the top 10 suppliers based on the aggregate Dollar value of the Target Companies’ transaction volume with such counterparty during the trailing twelve months for the period ending March 31, 2023 (the “Target Company Top Suppliers”), and (ii) as of the date of the Second Amendment, the top 10 suppliers based on the aggregate Dollar value of the Zacco Companies’ transaction volume with such counterparty during the trailing twelve months for the period ending December 31, 2023 (the “Zacco Company Top Suppliers” and, together with the Target Company Top Suppliers, the “Top Suppliers”).

(b) Section 7.25(b) of the Target Companies Disclosure Schedules sets forth (i) as of the date of this Agreement, the top 10 customers based on the aggregate Dollar value of the Target Companies’ transaction volume with such counterparty during the trailing twelve months for the period ending March 31, 2023 (the “Target Company Top Customers”), and (ii) as of the date of the Second Amendment, the top 10 customers based on the aggregate Dollar value of the Zacco Companies’ transaction volume with such counterparty during the trailing twelve months for the period ending December 31, 2023 (the “Zacco Company Top Customers” and, together with the Target Company Top Customers, the “Top Suppliers”) .”

(c) Except as set forth on Section 7.25(c) of the Target Companies Disclosure Schedules, none of the Target Company Top Suppliers or the Target Company Top Customers has, as of the date of this Agreement, informed in writing any of the Target Companies, or, to the Knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with a Target Company (other than due to the expiration of an existing contractual arrangement), and to the Knowledge of the Company, none of the Target Company Top Suppliers or the Target Company Top Customers is, as of the date of this Agreement, threatening a material dispute against a Target Company or its respective business.

(d) Except as set forth on Section 7.25(d) of the Target Companies Disclosure Schedules, none of the Zacco Company Top Suppliers or the Zacco Company Top Customers has, as of the date of the Second Amendment, informed in writing any of the Zacco Companies, or, to the Knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with a Zacco Company (other than due to the expiration of an existing contractual arrangement), and to the Knowledge of the Company, none of the Zacco Company Top Suppliers or the Zacco Company Top Customers is, as of the date of the Second Amendment, threatening a material dispute against a Zacco Company or its respective business.”.

8. Amendments to Section 9.2(b). The following amendments are hereby made to Section 9.2(b) of the Business Combination Agreement:

(a)	Clause (iv) is hereby replaced in its entirety with the following:

“(iv) (A) incur, create, assume or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of (1) with respect to the Target Companies other than the Zacco Companies, $4,000,000 individually or $8,000,000 in the aggregate, or (2) with respect to Zacco Companies, $3,000,000 individually or $6,000,000 in the aggregate, (B) make a loan or advance to or investment in any third party or (C) guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of (1) with respect to the Target Companies other than the Zacco Companies, $4,000,000 individually or $8,000,000 in the aggregate, or (2) with respect to the Zacco Companies, $3,000,000 individually or $6,000,000 in the aggregate;”.

(b)	Clause (xi) is hereby replaced in its entirety with the following:

“(xi) establish any Subsidiary or enter into any material new line of business that requires capital investment exceeding (A) with respect to the Target Companies other than the Zacco Companies, $5,000,000, or (B) with respect to the Zacco Companies, $4,000,000;”.

(c)	Clause (xiv) is hereby replaced in its entirety with the following:

“(xiv) waive, release, assign, settle or compromise any claim or Action (including any Action relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such Party or its Affiliates) not in excess of (A) with respect to the Target Companies other than the Zacco Companies, $1,000,000, or (B) with respect to the Zacco Companies, $750,000 (in each case, individually or in the aggregate), or otherwise pay, discharge or satisfy any Liabilities or obligations, unless such amount has been reserved in the Company Financial Statements or the Audited Zacco Financials, as applicable;”.

(d)	Clause (xvii) is hereby replaced in its entirety with the following:

“(xvii) make any capital expenditures in excess of (A) with respect to the Target Companies other than the Zacco Companies, $1,000,000 individually for any project (or set of related projects) or $5,000,000 in the aggregate, or (B) with respect to the Zacco Companies, $750,000 individually for any project (or set of related projects) or $4,000,000 in the aggregate, other than in respect of any capitalized software development capital expenditure that does not exceed 20% of the Target Companies’ current budget or 20% of the Zacco Companies’ current budget, respectively, a copy of which has been provided to SPAC prior to the date of this Agreement or the date of the Second Amendment, as applicable;”.

(e)	Clause (xx) is hereby replaced in its entirety with the following:

“(xx) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of (A) with respect to the Target Companies other than the Zacco Companies, $500,000 individually or $2,000,000 in the aggregate, or (B) with respect to the Zacco Companies, $350,000 individually or $1,500,000 in the aggregate, in each case, other than pursuant to the terms of a Company Material Contract or other Contract not required to be disclosed as a Company Material Contract in existence as of the date of this Agreement or the date of the Second Amendment, as applicable, or entered into in the ordinary course of business or in accordance with the terms of this Section 9.2 during the Interim Period, or pursuant to a Company Benefit Plan, in each case other than in the ordinary course of business of the Company;”.

9. Amendment to Section 9.2. Section 9.2 of the Business Combination Agreement is hereby amended by adding the following as a new clause (d):

“(d) Without limiting Sections 9.2(a) and 9.2(b), during the Interim Period, without the prior written consent of SPAC, Orca Midco shall not, and the Company shall cause Orca Midco not to, amend, modify, supplement or waive any of the provisions of (i) the Divestiture Agreement, or (ii) following the execution thereof, the Divestiture Proceeds Escrow Agreement or the Divestiture TSA (other than solely to correct typographical errors).”.

10. Amendment to Section 9.5. Section 9.5 of the Business Combination Agreement is hereby amended by adding the following as a new clause (vi):

“(vi) completion or performance of any obligation expressly required by the terms of the Divestiture Agreement or the Reorganization Documents.”.

11. Amendment to Section 9.7(b). Section 9.7(b) of the Business Combination Agreement is hereby replaced in its entirety with the following:

“(b) (i) As soon as reasonably practicable following the date of this Agreement, the Company shall deliver to Pubco and SPAC (A) a true and complete copy of the audited consolidated statement of financial positions and statements of comprehensive income, changes in equity and cash flows (including any related notes thereto) of Zacco for the fiscal year ended of as of December 31, 2022, audited by KPMG (or such other internationally recognized audit firm as is reasonably acceptable to SPAC) (the “2022 Audited Zacco Financial Statements”), and (ii) as soon as reasonably practicable following the date of the Second Amendment, the Company shall deliver to Pubco and SPAC (A) a true and complete copy of the audited consolidated statement of financial positions and statements of comprehensive income, changes in equity and cash flows (including any related notes thereto) of Zacco for the fiscal year ended of as of December 31, 2023, audited by KPMG (or such other internationally recognized audit firm as is reasonably acceptable to SPAC) (the “2023 Audited Zacco Financial Statements”) and (B) such pro forma consolidated financial statements of the Company, taking into account the Zacco Acquisition and the Divestiture, or as may otherwise be required to be included in the Registration Statement pursuant to applicable Law (the “Pro Forma Zacco Financial Statements” and together with the 2022 Audited Zacco Financial Statements and the 2023 Audited Zacco Financial Statements, the “Updated Zacco Financial Statements”).”.

12. Amendments to Section 9.15. The following amendments are hereby made to Section 9.15 of the Business Combination Agreement:

(a)	Clause (d) is hereby replaced in its entirety with the following:

“(d) SPAC, the Company, the Company Shareholders, the Merger Subs and Pubco shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Special Shareholder Meeting and the Redemption. Each of SPAC, Pubco, Merger Sub I, Merger Sub II, the Company Shareholders and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Pubco, the Merger Subs, SPAC and their respective Representatives in connection with the drafting of the public filings with respect to the Transactions, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information has become false or misleading in any material respect or as otherwise required by applicable Laws. SPAC, the Company, the Company Shareholders, the Merger Subs and Pubco shall amend or supplement the Registration Statement and Pubco shall file the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to the SPAC Shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and SPAC’s Organizational Documents.”.

(b)	Clause (e) is hereby replaced in its entirety with the following:

“(e) SPAC, the Company, the Company Shareholders, the Merger Subs and Pubco, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use reasonable best efforts to cause the Registration Statement to “clear” comments from the SEC and become effective.”.

(c)	Clause (g) is hereby replaced in its entirety with the following:

“(g) SPAC, the Company, the Company Shareholders, the Merger Subs and Pubco shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, SPAC’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Special Shareholder Meeting and the Redemption.”.

13. Amendment to Section 9.29. The first sentence of Section 9.29 of the Business Combination Agreement is hereby replaced in its entirety with the following:

“From and after the date of the Second Amendment, SPAC shall use, and shall cause its Affiliates to use, commercially reasonable efforts to obtain the approval of the SPAC Shareholders to approve extension of the period of time that SPAC is afforded under its Organizational Documents and the IPO Prospectus to consummate an initial business combination (the “SPAC Business Combination Deadline”) to December 17, 2024.”.

14. Amendment to Article IX. Article IX of the Business Combination Agreement is hereby amended to add the following as new Sections 9.31, 9.32, 9.33 and 9.34:

“9.31 Divestiture Proceeds.

(a) If the Divestiture Closing occurs prior to the Second Merger Closing, then concurrently with the Divestiture Closing, Orca Midco shall cause the Purchase Price to be deposited into a third-party escrow account (the “Divestiture Proceeds Escrow Account”) with an escrow agent reasonably acceptable to SPAC (the “Escrow Agent”) as collateral for the payment obligations of Orca Midco, the Company, and the Company Shareholders under this Agreement. Such Purchase Price shall be held in the Divestiture Proceeds Escrow Account pursuant to an escrow agreement to be entered into by and among Orca Midco, Pubco, SPAC and the Escrow Agent, in form and substance acceptable to SPAC (the “Divestiture Proceeds Escrow Agreement”), the Escrow Agent holding such funds as nominee of and for the benefit of Orca Midco, SPAC or Pubco, as applicable, subject always to the terms of this Agreement and the Divestiture Proceeds Escrow Agreement. If the Divestiture Closing occurs prior to the Second Merger Closing, then in the event that any Permitted Payment Amount becomes due and payable in accordance with the terms of the Divestiture Agreement, Orca Midco shall promptly provide written notice of such fact to SPAC, together with any reasonable documentation and data available to it supporting such Permitted Payment Amount and consider in good faith SPAC’s comments related thereto, and subject to SPAC’s confirmation (not to be unreasonably withheld or delayed), SPAC, Orca Midco and Pubco shall promptly deliver joint written instructions to the Escrow Agent to release such Permitted Payment Amount to the recipient thereof. If the Distribution Amount becomes payable to Orca Midco in accordance with Section 9.34, then subject to the satisfaction of the conditions set forth therein, including the execution and delivery of the Promissory Note, SPAC, Orca Midco and Pubco shall promptly deliver joint written instructions to the Escrow Agent to release the Distribution Amount to Orca Midco subject to and in accordance with the terms of this Agreement. SPAC shall have the right (without any further action of Orca Midco or Pubco) to release the applicable amounts specified in each of clause (1) of Section 12.3(c), clause (i) of Section 12.3(d), Section 12.3(e) or clause (i) of Section 12.3(f) to SPAC subject to and in accordance with the terms of this Agreement (including, where applicable, the requirement that such amounts are (i) agreed in writing between the Company and SPAC, or (ii) determined by a court of competent jurisdiction, where applicable). If all of the conditions set forth in Section 11.6 are satisfied, then immediately prior to occurrence of the Second Merger Closing, and subject to the Second Merger Closing occurring, Orca Midco shall have the right (without any further action of Pubco or SPAC) to, and shall instruct the Escrow Agent to, release to Orca Midco (for further distribution to Pubco) all funds then held in the Divestiture Proceeds Escrow Account, and the Parties agree that, upon receipt of such funds from the Divestiture Proceeds Escrow Account, Pubco shall (A) use such funds to promptly pay (or cause to be promptly paid) all of SPAC’s Expenses and (B) within 14 days following the Second Merger Closing, to the extent permitted by applicable Law and subject to the determination of the Post-Closing Pubco Board that it is in the best interests of the holders of Pubco Ordinary Shares, use such funds to make a dividend to all holders of Pubco Ordinary Shares in such amount as determined by the Post-Closing Pubco Board, which such dividend shall be paid in cash or, at the election of the applicable holder of such Pubco Ordinary Shares, in kind in Pubco Ordinary Shares; provided, however, that if declared, such dividend shall not be less than an amount as is necessary to enable ITSF to receive dividends in aggregate equal to the Distribution Amount; and provided, further, that in lieu of a dividend, the Post-Closing Pubco Board may approve and effect a tender offer, repurchase of shares or other similar process by which the holders of Pubco Ordinary Shares receive the same economic benefit (including as regards the receipt of cash proceeds) as if a dividend had been declared.

(b) If the Divestiture Closing occurs prior to the Second Merger Closing, the calculation of the Purchase Price shall be subject to the review and reasonable confirmation of SPAC, and Orca Midco shall, and the Company shall cause Orca Midco to, (i) provide to SPAC for its review and comment at least five Business Days prior to delivery to the Divesture Buyer under the Divestiture Agreement, a reasonably advanced draft of the Estimated Closing Statement and all reasonable supporting documentation and data requested by SPAC, (ii) consider in good faith SPAC’s comments to the Estimated Closing Statement and revise the Estimated Closing Statement to include such comments Orca Midco, acting in good faith, determines are appropriate and (iii) promptly (and in any event, within one Business Day) provide to SPAC any comments to the Estimated Closing Statement provided by the Divestiture Buyer under the Divestiture Agreement. The final Estimated Closing Statement shall be subject to the confirmation of SPAC (not to be unreasonably withheld or delayed).

9.32 Divestiture Transition Matters.

(a) The Divestiture Agreement shall provide, and the Company shall cause Orca Midco to cause the Divestiture Agreement to provide, that, following the date of the Divestiture Agreement and prior to the Divestiture Closing, Orca Midco and the Divestiture Buyer shall use commercially reasonable efforts to negotiate and enter into, in form and substance reasonably acceptable to SPAC, a transition services agreement in the form appended to the Divestiture Agreement (the “Divestiture TSA”), pursuant to which, among other things, Orca Midco and its Subsidiaries (including the Zacco Companies, but excluding the Divested Companies), on the one hand, and the Divestiture Buyer and the Divested Companies, on the other hand, shall provide certain transitional services to one another from and after the Divestiture Closing on the terms and conditions set forth therein, and SPAC shall be a third-party beneficiary of such provisions of the Divestiture Agreement.

(b) Prior to the Divestiture Closing, the Company shall cause Orca Midco to negotiate and enter into, in form and substance reasonably acceptable to SPAC, a transition services agreement, side letter or other agreement with each of Selva Selvaratnam and Beverly Dew pursuant to which, from and after the Divestiture Closing, each of them shall render all such services to Orca Midco and/or the Zacco Companies as shall be reasonably agreed between Orca Midco and each of Selva Selvaratnam and Beverly Dew, including providing support reasonably necessary to complete the Transactions.

9.33 Fairness Opinion. As soon as reasonably practicable following the date of the Second Amendment, SPAC shall use commercially reasonable efforts to obtain from an independent valuation firm a customary opinion that the Exchange Ratio, after giving effect to the Divestiture Closing and the Transactions, is fair, from a financial point of view, to the SPAC Shareholders holding SPAC Class A Shares (other than Sponsor) (such opinion, the “Fairness Opinion”). Notwithstanding anything to the contrary contained in this Agreement or any Ancillary Documents, in the event that SPAC is unable to obtain the Fairness Opinion, the Parties agree to adjust (a) the number of Exchange Shares issuable to the Company Shareholders at the Share Contribution Closing and (b) the number of Sponsor’s SPAC Class B Shares subject to the Share Cancellation, in each case, to reflect an enterprise value (on a debt free, cash free basis) of the Zacco Companies of $160,000,000 (subject to an increase or decrease by up to $16,000,000 to reflect the enterprise value stated in the Fairness Opinion); provided, that (i) any adjustments made pursuant to the foregoing clauses (a) and (b) are made pro rata and only to the extent necessary to enable the independent valuation firm to deliver the Fairness Opinion, and (ii) for the purposes of clause (b), all SPAC Class B Shares shall be treated as fully vested.

9.34 Advance of Distribution Amount. If the Second Merger Closing has not occurred prior to August 26, 2024, then Orca Midco shall have the right (subject to and in accordance with the terms and procedures set forth in Section 9.31 and this Section 9.34) to receive an advance from the funds then held in the Divestiture Proceeds Escrow Account in an amount equal to the Distribution Amount. As a condition to receive any release of the Distribution Amount from the Divestiture Proceeds Escrow Account, Orca Midco shall execute, issue and deliver to the Escrow Agent (for the benefit of the Divestiture Proceeds Escrow Account) a promissory note in form and substance acceptable to SPAC in the principal amount of the Distribution Amount, on the same terms, structure and conditions, including, but not limited to, interest rate, security and guarantees, as the facility set forth on Schedule VIII (provided, that, following the Second Merger Closing, such interest shall cease to accrue) (the “Promissory Note”). The Parties agree that any dividends declared by the Post-Closing Pubco Board pursuant to clause (B) of Section 9.31(a) that are payable to ITSF in respect of the Pubco Ordinary Shares it holds shall first be applied towards the unpaid principal balance and accrued but unpaid interest under the Promissory Note as of the date of such dividends until such amounts under the Promissory Note are paid in full, and then shall be paid to ITSF.”.

15. Amendment to Section 12.1. The following amendments are hereby made to Section 12.1 of the Business Combination Agreement:

(a)	Section 12.1(b) is hereby amended by replacing the date “December 17, 2023” with the date “June 17, 2024”.

(b)

Section 12.1(e) is hereby amended by adding the words “solely in respect of any matter relating to the Pre-Divestiture Reorganization or the Divestiture or any communications between ITSF, the Company, Orca Midco and the Divestiture Buyer in respect of the same,” after the words “provided, that SPAC shall not have the right to terminate this Agreement pursuant to this Section 12.1(e)”.

(c)	Section 12.1(g) is hereby replaced in its entirety with the following:

“(g) by written notice from the Company to Pubco and SPAC if there has been a SPAC Adverse Recommendation Change (other than an Intervening Event Recommendation Change made pursuant to clause (b) of the definition of “Intervening Event”); and”

(d)	The following is added as a new clause (h):

“(h) by written notice from SPAC to the Company if there has been an Intervening Event Recommendation Change made pursuant to clause (b) of the definition of “Intervening Event”; provided, that the termination right exercisable pursuant to this Section 12.1(h) shall only be exercisable within the two week period following the Divestiture Closing.”.

16. Amendment to Section 12.3. Section 12.3 of the Business Combination Agreement is hereby amended by adding the following as new clauses (c), (d), (e), (f) and (g):

“(c) Subject to Section 12.3(g) below, in the event that this Agreement is validly terminated by SPAC pursuant to Section 12.1(e) (which for these purposes shall include a failure by the Target Companies to deliver the Disclosure Schedules Supplement within the time specified in Article VII) prior to December 17, 2024, then SPAC shall be entitled to (i) claim an amount in cash equal to the Termination Amount or (ii) exercise any remedies at law or in equity to recover losses, liabilities or damages arising from such breach(es). If a claim by SPAC for the Termination Amount under this Section 12.3(c) has been (A) agreed in writing between the Company and SPAC, or (B) determined by a court of competent jurisdiction, the Termination Amount shall be payable to SPAC in immediately available funds, and (1) if the Divestiture Closing has occurred prior to such termination, then SPAC shall have the right (without any further action of Pubco or Orca Midco) to instruct the Escrow Agent to release to SPAC such funds, or (2) if the Divestiture Closing has not occurred prior to such termination, then such amount shall be payable concurrently with the earlier to occur of (w) the Divestiture Closing (in which case SPAC shall have the right (without any further action of Pubco or Orca Midco) to instruct the Escrow Agent to release to SPAC such funds) and (x) the Outside Date (in which case the

Company shall promptly pay (or cause to be promptly paid) to SPAC in immediately available funds an amount in cash equal to the Termination Amount). Notwithstanding anything herein to the contrary, nothing in this Section 12.3(c) shall prevent SPAC from exercising its right to seek an injunction, specific performance or other equitable remedy pursuant to Section 14.5 to prevent or remedy any breach of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement to cause the Company to consummate the Transactions, or to enforce its third-party beneficiary rights under the Divestiture Agreement; provided, however, that in no event shall SPAC be entitled to both (y) receive payment of the Termination Amount pursuant to this Section 12.3(c) and (z) an award or grant of an injunction, specific performance or other equitable remedy pursuant to Section 14.5 to cause the Company to consummate the Transactions.

(d) Subject to Section 12.3(g) below, in the event that this Agreement is validly terminated by either SPAC or the Company pursuant to Section 12.1(c) (at a time, in the case of a termination by the Company, when SPAC would have been entitled to terminate this Agreement pursuant to Section 12.1(c)), and a claim by SPAC for the Termination Amount under this Section 12.3(d) has been (i) agreed in writing between the Company and SPAC or (ii) determined by a court of competent jurisdiction, then (A) if the Divestiture Closing has occurred prior to such termination, SPAC shall have the right (without any further action of Pubco or Orca Midco) to instruct the Escrow Agent to release to SPAC from the Divestiture Proceeds Escrow Account in immediately available funds an amount in cash equal to the Termination Amount, or (B) if the Divestiture Closing has not occurred prior to such termination, then such amount shall be payable concurrently with the earlier to occur of (y) the Divestiture Closing (in which case SPAC shall have the right (without any further action of Pubco or Orca Midco) to instruct the Escrow Agent to release to SPAC such funds) and (z) the Outside Date (in which case the Company shall promptly pay (or cause to be promptly paid) to SPAC in immediately available funds an amount in cash equal to the Termination Amount).

(e) Subject to Section 12.3(g) below, in the event that this Agreement is terminated by SPAC pursuant to Section 12.1(h), then SPAC shall have the right (without any further action of Pubco or Orca Midco) to instruct the Escrow Agent to release to SPAC from the Divestiture Proceeds Escrow Account in immediately available funds an amount in cash equal to the Termination Amount.

(f) Subject to Section 12.3(g) below, in the event that this Agreement is validly terminated by either SPAC or the Company pursuant to Section 12.1(b), and provided the Outside Date has been extended to December 17, 2024, then if a claim by SPAC for the Termination Amount under this Section 12.3(f) has been (i) agreed in writing between the Company and SPAC, or (ii) determined by a court of competent jurisdiction, then (A) if the Divestiture Closing has occurred prior to such termination, SPAC shall have the right (without any further action of Pubco or Orca Midco) to instruct the Escrow Agent to release to SPAC from the Divestiture Proceeds Escrow Account in immediately available funds an amount in cash equal to the Termination Amount, or (B) if the Divestiture Closing has not occurred prior to such termination, then the Company shall promptly (and in any event within three Business Days following such termination, such termination not to occur prior to December 17, 2024) pay (or cause to be promptly paid) to SPAC in immediately available funds an amount in cash equal to the Termination Amount.

(g) SPAC acknowledges and agrees that, in exchange for SPAC receiving payment of the Termination Amount pursuant to this Section 12.3, it shall release, relinquish and discharge any and all existing or potential claims, causes of action, and damages against the Company, Orca Midco, Orca, ITSF, Investcorp Investment Advisors LLC (solely in its capacity as manager of ITSF) and each of their respective Affiliates, and any past, present or future director, officer, employee, member, shareholder or partner of the Company, Orca Midco, Orca, ITSF and/or Investcorp Investment Advisors LLC (solely in its capacity as manager of ITSF) and each of their respective Affiliates (collectively, the “Releasees”), in each case, solely in respect of matters arising from or relating to this Agreement, including the Releasees’ dealings with the Divestiture Buyer before the date of this Agreement in connection with a potential business transaction, including any claim that any Releasee breached this Second Amendment before the date of this Second Amendment in connection with its dealings with the Divestiture Buyer. Receipt of the Termination Amount pursuant to this Section 12.3 shall be in full and final settlement of all amounts and liabilities owed to SPAC by the Company Shareholders, the Company, Orca Midco and Orca under this Agreement. Each Party acknowledges and agrees that in no event shall the Company be required to pay the Termination Amount on more than one occasion.

17. Amendments to Section 14.3. Section 14.3 of the Business Combination Agreement is hereby replaced in its entirety with the following:

“Except for (i) the rights of the D&O Indemnified Persons and the Target Companies set forth in Section 9.20 and Section 13.2, respectively, and (ii) the rights of Investcorp Investment Advisors LLC set forth in Section 12.3(g), which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the Transactions shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.”

18. Amendment to Section 14.11. Section 14.11 of the Business Combination Agreement is hereby amended by adding the following as new clauses (u), (v), (w), (x), (y) and (z):

“(u) any reference in this Agreement to the “Transactions” (i) which speaks as to any time which is prior to the time that the Post-Divestiture Special Committee Recommendation and the Post-Divestiture SPAC Board Recommendation are made shall mean, collectively, the Share Contribution, the First Merger, the Second Merger, the PIPE Subscriptions, the Sponsor Commitment, the Share Cancellation, the Warrant Transfer and each of the other transactions contemplated by this Agreement, as amended by the First Amendment (without, for the avoidance of doubt, providing for the ability of the Divestiture Closing to occur) and the other Ancillary Documents, and (ii) which speaks as to any time which is as of and following the time that the Post-Divestiture Special

Committee Recommendation and Post-Divestiture SPAC Board Recommendation are made shall mean, collectively, the Share Contribution, the First Merger, the Second Merger, the PIPE Subscriptions, the Sponsor Commitment, the Share Cancellation, the Warrant Transfer and each of the other transactions contemplated by this Agreement, as amended by the First Amendment and the Second Amendment (which, for the avoidance of doubt, provides for the ability of the Divestiture Closing to occur) and the other Ancillary Documents;

(v) any reference in this Agreement to the “Special Committee Recommendation” (i) which speaks as to any time which is prior to the time that the Post-Divestiture Special Committee Recommendation is made shall mean the recommendation of the Special Committee that the SPAC Board approve and adopt this Agreement, as amended by the First Amendment (without, for the avoidance of doubt, providing for the ability of the Divestiture Closing to occur), and recommend that the SPAC Shareholders vote in favor of the approval of this Agreement, as amended by the First Amendment (without, for the avoidance of doubt, providing for the ability of the Divestiture Closing to occur), the Ancillary Documents to which SPAC is a party, including the Second Plan of Merger, and the other Shareholder Approval Matters in accordance with the Cayman Companies Act, and (ii) which speaks as to any time which is as of and following the time that the Post-Divestiture Special Committee Recommendation is made shall mean the Post-Divestiture Special Committee Recommendation;

(w) any reference in this Agreement to the “SPAC Board Recommendation” (i) which speaks as to any time which is prior to the time that the Post-Divestiture SPAC Board Recommendation is made shall mean the recommendation of the SPAC Board that the SPAC Shareholders vote in favor of the approval of this Agreement, as amended by the First Amendment (without, for the avoidance of doubt, providing for the ability of the Divestiture Closing to occur), the Ancillary Documents to which SPAC is a party, including the Second Plan of Merger, and the other Shareholder Approval Matters in accordance with the Cayman Companies Act, and (ii) which speaks as to any time which is as of and following the time that the Post-Divestiture SPAC Board Recommendation is made shall mean the Post-Divestiture SPAC Board Recommendation;

(x) any reference in this Agreement to the “Shareholder Approval Matters” (i) which speaks as to any time which is prior to the time that the Post-Divestiture Special Committee Recommendation and the Post-Divestiture SPAC Board Recommendation are made shall mean (A) the adoption and approval of this Agreement, as amended by the First Amendment (without, for the avoidance of doubt, providing for the ability of the Divestiture Closing to occur), the Ancillary Documents to which SPAC is a party and the consummation of the Transactions by the SPAC Shareholders in accordance with SPAC’s Organizational Documents, the Cayman Companies Act (which shall include a special resolution as required under the Cayman Companies Act and SPAC’s Organizational Documents) and the rules and regulations of the SEC and Nasdaq, and (B) such other matters as the Company, Orca Midco, Orca and SPAC shall hereafter mutually determine to be necessary or appropriate in order to consummate the Transactions, and (ii) which speaks as to any time which is as of and following the time that the Post-Divestiture Special Committee Recommendation and the Post-Divestiture SPAC Board Recommendation are made shall mean (A) the adoption and approval of this Agreement, as amended by the First Amendment and the Second Amendment (which, for the avoidance of doubt, provides for the ability of the Divestiture Closing to occur), the Ancillary Documents to which SPAC is a party and the consummation of the Transactions by the SPAC Shareholders in accordance with SPAC’s Organizational Documents, the Cayman Companies Act (which shall include a special resolution as required under the Cayman Companies Act and SPAC’s Organizational Documents) and the rules and regulations of the SEC and Nasdaq, and (B) such other matters as the Company, Orca Midco, Orca and SPAC shall hereafter mutually determine to be necessary or appropriate in order to consummate the Transactions;

(y) any reference in this Agreement to the “Agreement” (i) which speaks as to any time which is prior to the time that the Post-Divestiture Special Committee Recommendation and the SPAC Board Recommendation are made shall mean this Agreement, as amended by the First Amendment (without, for the avoidance of doubt, providing for the ability of the Divestiture Closing to occur), and (ii) which speaks as to any time which is as of and following the time that the Post-Divestiture Special Committee Recommendation and the Post-Divestiture SPAC Board Recommendation are made shall mean this Agreement, as amended by the First Amendment and the Second Amendment (which, for the avoidance of doubt, provides for the ability of the Divestiture Closing to occur); and

(z) in the event that the Divestiture Closing occurs prior to the Share Contribution Closing:

(i) Sections 1.4, 7.3(f) and 7.3(g) of this Agreement shall be deemed to read “Intentionally Omitted.”;

(ii) the references to “Orca” in Sections 6.8, 7.8, 7.9, 7.14, 7.27 and 9.25 of this Agreement shall be deemed to refer to Orca Midco;

(iii) all references to “Orca” in the lead-in to Article VII and Sections 7.3(h), 8.8, 9.1, 9.2, 9.6, 9.15, 9.23, 11.3, 14.1 and 15 of this Agreement shall be disregarded;

(iv) the reference to “Orca” in Section 7.3(e) of this Agreement shall be deemed to refer to Zacco; and

(v) all references to “Orca Shares”, “Orca Options,” “Orca Optionholders” and the “Orca Option Scheme” in this Agreement shall be disregarded.”

19. Amendments to Section 15.1. The following amendments are hereby made to Section 15.1 of the Business Combination Agreement:

(a)	The definition of “SPAC Class B Shares” is hereby replaced in its entirety with the following:

““SPAC Class B Shares” means (a) the SPAC Class A Shares issued upon the conversion of the Class B ordinary shares of a par value of $0.0001 in the share capital of SPAC (the “Original SPAC Class B Shares”) as of the date of this Agreement and (b) the Original SPAC Class B Share held by the Sponsor; provided, however, that any reference in this Agreement or any Ancillary Document to “SPAC Class B Shares” which is made as of “the date of this Agreement” or “the date hereof” or words of like import, “SPAC Class B Shares” shall mean the Original SPAC Class B Shares.”.

(b)	The definition of “Intervening Event” is hereby replaced in its entirety with the following:

““Intervening Event” means (a) a material Event affecting SPAC and occurring or arising after the date hereof, that was not known to and was not reasonably foreseeable by SPAC as of or prior to the date hereof, and that becomes known to the Special Committee after the date hereof and prior to the Special Shareholders Meeting; provided, however, that, notwithstanding anything herein or otherwise to the contrary, none of the following Events (or the result, consequences or effect of any of the following), each individually or when taken together, shall constitute, or be taken into account in determining whether there has been or will be, an Intervening Event pursuant to this clause (a): (i) any change in the price or trading volume of capital stock of SPAC; (ii) any litigation filed or threatened against SPAC or any member of the SPAC Board arising out of or related to the Transactions (except for any litigation filed or threatened by any Governmental Authority); (iii) any Event that has had or would reasonably be expected to have an adverse effect on the business, results of operations or financial condition of the Target Companies, unless such Event constitutes a Target Company Material Adverse Effect; or (iv) a SPAC Acquisition Proposal, or (b) (i) the inability of SPAC to obtain the Fairness Opinion or (ii) the good faith determination by the Special Committee, after consultation with its outside legal counsel and other advisors, that the consummation of the Transactions following the occurrence of the Divestiture Closing is not advisable, fair to and in the best interests of SPAC and the SPAC Shareholders (other than Sponsor) in accordance with the Cayman Companies Act.”.

(c)	The definition of “Target Companies” is hereby replaced in its entirety with the following:

““Target Companies” means (a) prior to the Divestiture Closing, collectively, the Company, Orca Midco, Orca, and the other Company Subsidiaries, and (b) as of and following the Divestiture Closing, collectively, the Company, Orca Midco and the other Company Subsidiaries (but not, for the avoidance of doubt, the Divested Companies), and in each case, “Target Company” means any of them.”

(d)	The definition of “Company Subsidiaries” is hereby replaced in its entirety with the following:

““Company Subsidiaries” means (a) prior to the Divestiture Closing, the direct and indirect Subsidiaries of the Company, including, without limitation, Orca Midco, Orca and the Zacco Companies, and (b) as of and following the Divestiture Closing, the Company, the direct and indirect Subsidiaries of the Company, including, without limitation, Orca Midco and the Zacco Companies (but not, for the avoidance of doubt, the Divested Companies).”

(e)	The following definitions are hereby added in alphabetical order:

““Distribution Amount” means $73,800,000.

““Divestiture Closing” means the “Closing” of the Divestiture in accordance with the Divestiture Agreement as defined in the Divestiture Agreement.”

““Divestiture Letter Agreement” means the letter agreement between the Divestiture Buyer and Orca entered into as of the date of this Second Amendment.”

““Estimated Closing Statement” means the “Estimated Closing Statement” as defined in the Divestiture Agreement.”

““Permitted Payment Amount” means any amount that has become due and payable by Orca Midco under the Divestiture Agreement.”

““Post-Divestiture Special Committee Recommendation” means the recommendation of the Special Committee that the SPAC Board approve and adopt this Agreement, as amended by the First Amendment and the Second Amendment (which, for the avoidance of doubt, provides for ability of the Divestiture Closing to occur), and recommend that the SPAC Shareholders vote in favor of the approval of this Agreement, as amended by the First Amendment and the Second Amendment (which, for the avoidance of doubt, provides for the ability of the Divestiture Closing to occur), the Ancillary Documents to which SPAC is a party, including the Second Plan of Merger, and the other Shareholder Approval Matters in accordance with the Cayman Companies Act.

““Post-Divestiture SPAC Board Recommendation” means the recommendation of the SPAC Board that the SPAC Shareholders vote in favor of the approval of this Agreement, as amended by the First Amendment and the Second Amendment (which, for the avoidance of doubt, provides for ability of the Divestiture Closing to occur), the Ancillary Documents to which SPAC is a party, including the Second Plan of Merger, and the other Shareholder Approval Matters in accordance with the Cayman Companies Act.

““Pre-Divestiture Reorganization” means that certain reorganization contemplated by the Reorganization Documents.”

““Purchase Price” means the estimated “Purchase Price” (as defined in the Divestiture Agreement) payable at the Divestiture Closing in accordance with Section 2.02, and subject to the terms of Section 2.04(b)(i), of the Divestiture Agreement, net of any amounts payable by Orca pursuant to an in accordance with the Divestiture Letter Agreement.”

““Reorganization Documents” means the documents required to effect the reorganization steps strictly in accordance with (and as more fulsomely described in) the reorganization step plan set forth on Schedule VII.”

“Termination Amount” means if payable pursuant to (a) Section 12.3(d) or Section 12.3(f), (i) in the event that written notice of such termination is provided during the two week period following the Divestiture Closing, $30,000,000 and (ii) in the event that written notice of such termination is provided at any other time that such termination right is exercisable in accordance with this Agreement, $25,000,000, and (b) Section 12.3(c) or Section 12.3(e), $30,000,000.”

20. Amendment to Section 15.2. Section 15.2 of the Business Combination Agreement is hereby amended by adding the following defined terms in alphabetical order:

“2022 Audited Zacco Financial Statements	9.7(b)
2023 Audited Zacco Financial Statements	9.7(b)
Alternative Divestiture	12.3(d)
Disclosure Schedules Supplement	Article VII
Divested Companies	Recitals to Second Amendment
Divestiture	Recitals to Second Amendment
Divestiture Agreement	Recitals to Second Amendment
Divestiture Proceeds Escrow Account	9.31(a)
Divestiture Proceeds Escrow Agreement	9.31(a)
Divestiture TSA	9.32
Escrow Agent	9.31(a)
Fairness Opinion	9.33
Original SPAC Class B Shares	15.1
Releasees	12.3(g)
Second Amendment	Preamble to Second Amendment
Target Company Top Customers	7.25(b)
Target Company Top Suppliers	7.25(a)
Zacco Companies	7.11(a)
Zacco Company Top Customers	7.25(b)
Zacco Company Top Suppliers	7.25(a)”

21. Amendment to Schedules to the Business Combination Agreement. The Schedules to the Business Combination Agreement are hereby amended to add Schedule VII and Schedule VIII attached hereto.

22. Effectiveness. Sections 1, 19(a) and 20 (as it relates to “Original SPAC Class B Shares”) of this Amendment shall be effective as of the conversion of those certain Original SPAC Class B Shares issued and outstanding as of the date of the Business Combination Agreement, which occurred on January 2, 2024. The remaining provisions of this Amendment shall be effective as of the date of this Amendment. Except as set forth in this Amendment, all terms and provisions of the Business Combination Agreement shall remain in full force and effect.

23. References to the Business Combination Agreement. After giving effect to this Amendment, each reference in the Business Combination Agreement to “this Agreement”, “hereof”, “hereunder” or words of like import referring to the Business Combination Agreement shall refer to the Business Combination Agreement as amended by this Amendment, and all references in the Ancillary Documents to “the Agreement” shall refer to the Business Combination Agreement as amended by this Amendment. Notwithstanding the foregoing, all references (a) in the Business Combination Agreement or the Disclosure Schedules to “the date hereof” or “the date of this Agreement” or (b) in the Business Combination Agreement or the Ancillary Documents to “the date of the Business Combination Agreement” or “the date of the Agreement”, or words of like import, shall (except to the extent any such references are amended (or amended and restated) pursuant to the terms of this Amendment) refer to April 25, 2023, and all references in the Business Combination Agreement to “prior to the date of this Agreement” or words of like import shall mean before the Business Combination Agreement was executed on April 25, 2023 (without regard to this Amendment).

24. Entire Agreement. This Amendment, the Business Combination Agreement (including Schedules I, II, III, IV, V, VI, VII and VIII and Exhibits A, B, C, D, E, F, G, H, I, J and K thereto) and the Ancillary Documents together set out the entire agreement among the Parties in respect of the subject matter contained herein and therein and supersede and extinguish any prior drafts, agreements, undertakings, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating to the subject matter hereof and thereof.

25. Miscellaneous. The provisions of Article XIV (Miscellaneous) of the Business Combination Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Business Combination Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

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IN WITNESS WHEREOF, the Parties have executed and delivered this Amendment on the date first written above.

SPAC:

INVESTCORP EUROPE ACQUISITION
CORP I

By:	/s/ Baroness Ruby McGregor-Smith
Name: Baroness Ruby McGregor-Smith
Title: Chief Executive Officer

[Signature Page to Second Amendment to the Business Combination Agreement]

Pubco:

OPSEC HOLDINGS

By: The Director Ltd.

By:	/s/ Bonnie Willkom
Name: Bonnie Willkom
Title: Director

[Signature Page to Second Amendment to the Business Combination Agreement]

Company:

ORCA HOLDINGS LIMITED

By: The Director Ltd.

By:	/s/ Bonnie Willkom
Name: Bonnie Willkom
Title: Director

[Signature Page to Second Amendment to the Business Combination Agreement]

As Company Shareholder:

INVESTCORP TECHNOLOGY SECONDARY FUND 2018, L.P.

By:	Investcorp Technology Secondary Fund 2018 GP Limited Partnership, its general partner

By:	ITV Limited, its general partner

By:	/s/ Dean Clinton
Name: Dean Clinton
Title: Director

[Signature Page to Second Amendment to the Business Combination Agreement]

As Company Shareholder:

MILL REEF CAPITAL FUND SCS

By: Mill Reef Capital GP Sàrl, its general partner

By:	/s/ Thomas Zoratti
Name: Thomas Zoratti
Title: Manager

By:	/s/ Farid Ouahmed
Name: Farid Ouahmed
Title: Manager

[Signature Page to Second Amendment to the Business Combination Agreement]

Exhibit 2.2

CONSENT

This Consent (this “Consent”) is entered into as of March 10, 2024, by and among OpSec Holdings, a Cayman Islands exempted company incorporated with limited liability and having its registered office at Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands (“Pubco”), Orca Holdings Limited, a Cayman Islands exempted company incorporated with limited liability and having its registered office at Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands (“OpSec”), Investcorp Technology Secondary Fund 2018, L.P., a Cayman Islands exempted limited partnership (“ITSF”), Mill Reef Capital Fund SCS, a limited partnership (société en commandite simple) organized under the laws of Luxembourg (“Mill Reef”, and together with ITSF, the “OpSec Shareholders”), and Investcorp Europe Acquisition Corp I, a Cayman Islands exempted company incorporated with limited liability, with registered number 373300 and whose registered office is at Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands (“SPAC”), and, solely for purposes of Sections 1, 3 and 4 through 10, Crane NXT, Co., a Delaware corporation (“NXT”, together with Pubco, the Company, the OpSec Shareholders and SPAC, collectively, the “Parties” and individually a “Party”).

RECITALS

WHEREAS, the Parties entered into that certain Business Combination Agreement, dated as of April 25, 2023 (the “Original Business Combination Agreement”), by and among the Parties, Opal Merger Sub I, a Cayman Islands exempted company incorporated with limited liability and having its registered office at Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands, and wholly-owned Subsidiary of Pubco, Opal Merger Sub II, a Cayman Islands exempted company incorporated with limited liability and having its registered office at Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands, and wholly-owned Subsidiary of Pubco, Orca Midco Limited, a private limited company incorporated under the Laws of England and Wales having its registered office at 40 Phoenix Road, Washington, Tyne & Wear, United Kingdom, NE38 0AD (“Orca Midco”), and Orca Bidco Limited, a private limited company incorporated under the Laws of England and Wales and a Subsidiary of OpSec (“Orca Bidco”), as amended by that certain First Amendment to the Business Combination Agreement, dated as of December 14, 2023 (the “First BCA Amendment” and, the Original Business Combination Agreement, as amended by the First BCA Amendment, the “Business Combination Agreement”), pursuant to which, among other things, the Parties and the other parties to the Business Combination Agreement would effect a business combination resulting in SPAC and OpSec becoming wholly-owned Subsidiaries of Pubco;

WHEREAS, capitalized terms used but not defined herein shall have the meanings assigned to them in the Business Combination Agreement;

WHEREAS, on February 8, 2024, OpSec, NXT and SPAC (as to certain provisions) entered into a Confidentiality Agreement (the “Confidentiality Agreement”);

WHEREAS, it is proposed that Orca Midco enter into a stock purchase agreement (the “SPA”) with NXT (or an Affiliate thereof), pursuant to which, among other things, Orca Midco will sell, and NXT (or an Affiliate thereof) will purchase, all of the issued and outstanding Equity Securities of Orca Bidco (the “Transaction”);

WHEREAS, in connection with the proposed Transaction and prior to the execution and delivery of the SPA, it is proposed that OpSec complete the Pre-Transaction Reorganization (as defined below); and

WHEREAS, in connection with the proposed Transaction, and concurrently with the execution and delivery of the SPA, it is proposed that the Parties enter into that certain Second Amendment to the Business Combination Agreement (the “Second BCA Amendment”).

NOW, THEREFORE, in consideration of the foregoing and the respective agreements set forth in this Amendment and intending to be legally bound hereby, the Parties agree as follows:

1. SPAC hereby irrevocably and unconditionally consents, for all purposes pursuant to the Business Combination Agreement and the Confidentiality Agreement, to:

(a)

OpSec undertaking a pre-transaction reorganization pursuant to which, among other things, Orca Bidco transfers its Equity Securities in Orca Holding Denmark ApS to Orca Midco, strictly in accordance with (and as more fulsomely described in) the reorganization step plan attached hereto as Schedule I (the “Reorganization Step Plan”, and such reorganization contemplated thereby, the “Pre-Transaction Reorganization”);

(b)

Orca Midco entering into the SPA with NXT (or an Affiliate thereof); provided, that the form of such agreement is approved in writing by SPAC prior to its execution (email from counsel for SPAC being sufficient);

(c)

Orca Bidco entering into a letter agreement with NXT (or an Affiliate thereof) relating to a fee that may become payable by Orca Bidco in respect of the Transaction, provided, that the form of such agreement is approved in writing by SPAC prior to its execution (the “Letter Agreement”) (email from counsel for SPAC being sufficient); and

(d)	Orca Midco consummating the Transaction upon the terms and subject to the conditions (other than those conditions waived by NXT) expressly set forth in the SPA.

2. If the transactions contemplated by the SPA, including the Transaction, are consummated, then SPAC, on behalf of itself and its controlled Affiliates, hereby releases, relinquishes, and discharges any and all existing or potential claims, causes of action and damages against Orca Bidco and any other entity of OpSec acquired by NXT (or an affiliate thereof) in the Transaction and each of their respective past, present or future directors, officers and employees, in each case, solely in respect of matters related to the Pre-Transaction Reorganization, the Transaction, the Letter Agreement and the Business Combination Agreement.

3. SPAC, on behalf of itself and its controlled Affiliates, hereby releases, relinquishes, and discharges any and all existing or potential claims, causes of action and damages against NXT and its Affiliates and each of their respective past, present or future directors, officers, employees and representatives, in each case, solely in respect of matters related to the Transaction arising or occurring prior to the execution of the SPA.

4. This Consent and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of New York.

5. Any Action based upon, arising out of or related to this Consent or the Transactions must be brought in the state and federal courts sitting in the State of New York located in New York County and the United States District Court for the Southern District of the State of New York, respectively, and each of the Parties irrevocably (a) submits to the exclusive jurisdiction of each such court in any such Action, (b) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (c) agrees that all claims in respect of the Action shall be heard and determined only in any such court, and (d) agrees not to bring any Action arising out of or relating to this Consent or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 5.

6. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS CONSENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS CONSENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

7. This Consent shall not be modified or amended except in a writing executed by each Party. No failure or delay by any Party in exercising any right, power, or privilege under this Consent shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise of any right, power, or privilege. The terms, conditions, and covenants of this Consent shall be binding upon the Parties, their successors, and permitted assigns. This Consent may not be assigned by any Party without the prior written consent of the other Parties.

8. This Consent may be executed and delivered (including by email or other electronic transmission) in counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9. This Consent will be deemed to be effective upon the execution and delivery of the Second BCA Amendment by all of the Parties, and if the Second BCA Amendment is not executed and delivered by all of the Parties, then this Consent will be null and void ab initio and of no force or effect.

10. This Consent, together with the Business Combination Agreement and, when executed, the Second BCA Amendment, contain the sole and entire agreement between the Parties as to its subject matter and supersedes and preempts any prior understandings, agreement, or representations by or among the Parties, written or oral, that might have related to the subject matter of this Consent in any way; provided, however, that the terms of the Confidentiality Agreement remain in effect.

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IN WITNESS WHEREOF, the Parties have executed and delivered this Consent on the date first written above.

SPAC:

INVESTCORP EUROPE ACQUISITION CORP I

By:	/s/ Baroness Ruby McGregor-Smith
Name: Baroness Ruby McGregor-Smith
Title: Chief Executive Officer

[Signature page to Consent]

Pubco:

OPSEC HOLDINGS

By: The Director Ltd.

By:	/s/ Bonnie Willkom
Name:	Bonnie Willkom
Title:	Director

[Signature page to Consent]

OpSec:

ORCA HOLDINGS LIMITED

By: The Director Ltd.

By:	/s/ Bonnie Willkom
Name:	Bonnie Willkom
Title:	Director

[Signature page to Consent]

As OpSec Shareholder:

INVESTCORP TECHNOLOGY SECONDARY FUND 2018, L.P.

By: Investcorp Technology Secondary Fund 2018 GP Limited Partnership, its general partner

By: ITV Limited, its general partner

By:	/s/ Dean Clinton
Name:	Dean Clinton
Title:	Director

[Signature page to Consent]

As OpSec Shareholder:

MILL REEF CAPITAL FUND SCS

By: Mill Reef Capital GP Sàrl, its general partner

By:	/s/ Farid Ouahmed
Name:	Farid Ouahmed
Title:	Manager

By:	/s/ Thomas Zoratti
Name:	Thomas Zoratti
Title:	Manager

[Signature page to Consent]

For purposes of Sections 1, 3 and 4 through 10:

As NXT:

CRANE NXT, CO.

By:	/s/ Aaron W. Saak
Name:	Aaron W. Saak
Title:	President & Chief Executive Officer

[Signature page to Consent]

Exhibit 99.1

Investcorp Europe Acquisition Corp I Amends Business Combination Agreement Following Divestiture of OpSec Security

OpSec Security to be acquired by Crane NXT for $270 million and Zacco to become stand-alone business

Investcorp Europe’s Board of Directors evaluating amended BCA to consider merger with Zacco and intends to seek deadline extension to complete initial business combination

NEW YORK – March 11, 2024 – Investcorp Europe Acquisition Corp I (Nasdaq: IVCB) (“Investcorp Europe”), a special purpose acquisition company, today announced an amendment to its previously announced business combination agreement (“BCA”), in connection with entry into an agreement for the sale of the OpSec Security business (“OpSec”) to Crane NXT, Co. for $270 million in cash.

The transactions contemplated by the BCA have been restructured to effectuate the divestiture of the OpSec business and the separation of the Zacco line of business, a leading intellectual property management business headquartered in Copenhagen, Denmark, that was acquired by OpSec in April 2023. Since it was founded around 150 years ago, Zacco has pioneered an innovative approach to developing, managing, and protecting IP and intangible value, with its lifecycle approach to IP assets and its innovative IP, digital brand, and digital trust services. The Board of Directors of Investcorp Europe (“Board”) is evaluating if the completion of an amended BCA to merge with Zacco is in the best interest of shareholders. In order to make a recommendation to shareholders, the Board is conducting diligence on the Zacco business, will seek a fairness opinion, and will take other actions as needed. In the event the Board is unable to make such recommendation, the amended terms of the BCA provide for the ability of Investcorp Europe to terminate the BCA and receive a termination amount (as discussed below). The closing of the OpSec divestiture is expected to occur in Q2 2024. The closing of the OpSec divestiture and the closing of the BCA transactions are not cross-conditioned on one another. If the OpSec divestiture is terminated, and the amended BCA is not terminated, the BCA transactions with OpSec and Zacco would proceed as originally contemplated.

“While we were working diligently to complete the BCA, OpSec had an opportunity to be acquired at what we believe is an attractive valuation. This all-cash transaction provides Investcorp Europe shareholders the ability to realize value from OpSec as we assess an amended BCA to potentially combine with Zacco,” said Hazem Ben-Gacem, Chairman of Investcorp Europe and also a Co-CEO at Investcorp Holdings B.S.C. (c).

The net proceeds from the OpSec divestiture will be held in escrow and will be released from escrow upon the closing of the transactions contemplated by the BCA or upon a termination of the BCA. The amended terms of the BCA also provide that in the event of a termination of the BCA, certain termination amounts would be payable to Investcorp Europe upon the earlier of the closing of the OpSec divestiture or the outside date (which, if approved by IVC Europe shareholders as discussed below, will be December 17, 2024). It is intended that a portion of such termination amounts would be used to pay expenses incurred by Investcorp Europe and a portion would be shared with the public shareholders of IVC Europe.

Additional information about the OpSec divestiture and the amendment to the BCA will be provided in a Current Report on Form 8-K to be filed by Investcorp Europe with the Securities and Exchange Commission (“SEC”) and will be available at www.sec.gov.

Investcorp Europe intends to seek shareholder approval of a deadline extension from June 17, 2024 to December 17, 2024 to complete an initial business combination.

About Investcorp Europe Acquisition Corp I

Investcorp Europe Acquisition Corp I is a special purpose acquisition company formed for the purpose effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses in Western Europe, including the United Kingdom, or Northern Europe and, opportunistically, in Turkey and businesses focusing on business services, consumer and lifestyle, niche manufacturing and technology sectors. Investcorp Europe is led by Chairman Hazem Ben-Gacem, Vice-Chairman Peter McKellar, CEO Baroness Ruby McGregor Smith, CBE, CIO Alptekin Diler and CFO Craig Sinfield-Hain. Investcorp Europe’s initial public offering was in December 2021 and its Class A common stock is listed on the Nasdaq under the symbol IVCB.

About Zacco

Zacco is a leading European intellectual property service provider that traces its origins from 1870. Zacco covers all technical areas within intellectual property and provides a range of advisory services. In addition to assistance in protecting intellectual property rights, Zacco also offers its clients strategic advice aimed at increasing their competitive edge through a professional utilization of those rights. Zacco has offices across Scandinavia and northern Europe.

Additional Information and Where to Find it

On April 25, 2023, Investcorp Europe, OpSec, OpSec Holdings (“PubCo”), and certain other parties thereto, entered into a Business Combination Agreement (the “Business Combination Agreement”). In connection with the transactions contemplated by the Business Combination Agreement (the “Transactions”), PubCo has filed with the SEC a registration statement on Form F-4 (Registration No. 333-275706), which includes a proxy statement/prospectus and other relevant documents, which will be both the proxy statement to be distributed to Investcorp Europe’s shareholders in connection with Investcorp Europe’s solicitation of proxies for the vote by Investcorp Europe’s shareholders with respect to the Transactions and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities of PubCo to be issued in connection with the Transactions. SHAREHOLDERS OF INVESTCORP EUROPE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTIONS THAT PUBCO AND INVESTCORP EUROPE WILL FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES TO THE PROPOSED TRANSACTIONS. Shareholders and investors may obtain free copies of the proxy statement/prospectus and other relevant materials and other documents filed by PubCo and Investcorp Europe at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus and the filings incorporated by reference therein may also be obtained, without charge, on Investcorp Europe’s website at www.investcorpspac.com or by directing a request to: Investcorp Europe Holdings Acquisition Corporation, Century Yard, Cricket Square, Elgin Avenue, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102, Attention: Chief Executive Officer.

Participants in Solicitation

Each of PubCo, Investcorp Europe, OpSec and Zacco and their respective directors, executive officers and certain employees, may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed Transactions. Information regarding Investcorp Europe’s directors and executive officers, PubCo, OpSec, Zacco and the other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in PubCo registration statement described and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Investcorp Europe, OpSec, PubCo, or Zacco, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Investcorp Europe’s, OpSec’s, Zacco’s or PubCo’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “could”, “should”, “expect”, “intend”, “might”, “will”, “estimate”, “anticipate”, “believe”, “budget”, “forecast”, “intend”, “plan”, “potential”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Investcorp Europe and its management, OpSec and its management, Zacco and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. None of PubCo, Investcorp Europe, OpSec or Zacco undertakes any duty to update these forward-looking statements.

Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the proposed Transactions, including the risks that (a) the proposed Transactions or the sale of OpSec may not be consummated within the anticipated time period, or at all; (b) Investcorp Europe may fail to obtain stockholder approval of the proposed Transactions; (c) the parties may fail to secure required regulatory approvals under applicable laws; and (d) other conditions to the consummation of the proposed Transactions under the Business Combination Agreement may not be satisfied; (2) the effects that any termination of the Business Combination Agreement may have on Investcorp Europe, OpSec, Zacco or their respective businesses, including the risks that Investcorp Europe’s share price may decline significantly if the proposed Transactions are not completed; (3) the risk that Zacco may not be successful as a stand-alone public company; (4) the effects that the announcement or pendency of the proposed Transactions may have on OpSec, Zacco or their businesses, including the risks that as a result (a) Investcorp Europe’s business, operating results or stock price may suffer or (b) PubCo’s, Investcorp Europe’s, OpSec’s or Zacco’s current plans and operations may be disrupted; (5) the inability to recognize the anticipated benefits of the proposed Transactions; (6) unexpected costs resulting from the proposed Transactions; (7) changes in general economic conditions; (8) regulatory conditions and developments; (9) changes in applicable laws or regulations; (10) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the proposed Transactions and instituted against PubCo, Investcorp Europe, OpSec, Zacco and others; and (11) other risks and uncertainties indicated from time to time in the registration and proxy statement relating to the proposed Transactions, including those under “Risk Factors” therein, and in Investcorp Europe’s other filings with the SEC.

The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Investcorp Europe’s most recent filings with the SEC and in the registration statement described above filed by PubCo in connection with the proposed Transactions. All subsequent written and oral forward-looking statements concerning Investcorp Europe, OpSec, Zacco or PubCo, the Transactions described herein or other matters attributable to Investcorp Europe, OpSec, Zacco, PubCo or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Investcorp Europe, OpSec, Zacco and PubCo expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investcorp Contact:

Brian Ruby

ICR

InvestcorpPR@icrinc.com